Exhibit 99.9

IMRIS INC.

CODE OF BUSINESS CONDUCT AND ETHICS

Basic Policy Statement

IMRIS Inc. (the “Company” or “IMRIS”) conducts its business in strict compliance with both the letter and spirit of all applicable laws and in full adherence with the highest standards of business integrity and ethics.  Ethical business conduct as described in this Code of Business Conduct and Ethics (the “Code”) is part of all our dealings with our colleagues, customers, suppliers, licensors, licensees, investors and the general public.  This Code is intended to promote that conduct in conjunction with the Company’s Insider Trading Policy, Corporate Disclosure and Confidentiality Policy and Whistleblower Protection Policy on Financial Matters (the “Policies”).

1.	General

The Code applies to the Company’s directors, officers (which term shall include executive officers) and employees (which term shall include consultants and contractors working for the Company under services agreements).  Directors, officers and employees are responsible for reading, understanding and complying with the Code.

The Code sets forth such standards as are reasonably necessary to promote: honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; full, fair, accurate, timely, and understandable disclosure in the periodic reports required to be filed by the Company; and compliance with applicable governmental rules and regulations.

The Code is not meant to be a complete listing of ethics and business conduct covering every eventuality.  Consequently, if a director, officer or employee is confronted with a situation where further guidance is required, the matter should be discussed with your supervisor or a member of the IMRIS management team.  If the matter cannot be resolved, it must be referred to the Executive Vice President of Human Resources who has overall responsibility to provide guidance and ensure all enquiries and issues are addressed in a timely manner.

Nothing in this Code alters the terms and conditions of an employee’s employment or service provider arrangement.

IMRIS is committed to conducting its business affairs in compliance with all applicable laws, statutes, rules and regulations and expects directors, officers and employees acting on its behalf to do likewise.  In addition, business dealings among directors, officers and employees, and by directors, officers and employees, with shareholders, customers, suppliers, licensors, licensees,  community organizations and governmental and regulatory authorities must be based on principles of honesty, integrity and the ethical standards outlined in the Code.

2.	Reporting Violations

Directors, officers and employees are expected not only to comply with various laws, statutes, rules, regulations and the Code’s ethical standards but are expected to report situations of non-compliance with respect to this Code of which they become aware.  Beyond instances of non-compliance, directors, officers and employees may also report concerns relating to ethics and business conduct.

If any director, officer or employee chooses to remain anonymous, every effort will be made to respect this request. No one will be punished for asking about possible breaches of law, regulation or company policy.  It is corporate policy not to take any action against a director, officer or employee who reports in good faith regardless of whether or not the report proves to be accurate.  Any allegation of a reprisal will be investigated.

Any report can be made to IMRIS’s Chair of the Board, Executive Vice President Finance & Administration and Chief Financial Officer, Executive Vice President Human Resources or external legal counsel (LaBarge Weinstein Professional Corporation, Attention: Michael Dunleavy by mail at 515 Legget Drive, Suite 800, Kanata, Ontario K2K 3G4, by fax at 613-599-0018 or by phone at 613-599-9600).

3.	Disciplinary Matters

A failure to comply with the Code may result in disciplinary actions up to and including termination of employment.  IMRIS’s Board of Directors (the “Board”) shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of the Code.  Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to the Code.  In determining what action is appropriate in a particular case, the Board or such designee shall take into account all relevant information, including the nature and severity of the violation, whether the violation was intentional or inadvertent, the extent of the likely damage to the Company and its shareholders resulting from the violation and whether the individual has committed previous violations of the Code or another policy, if any, of IMRIS concerning ethical behaviour.

The Board will provide written notice to an individual involved in the violation stating that the Board or such designee has determined that there has been a violation and indicating the action to be taken by the Board against the individual.

4.	Integrity of Records and Compliance with Sound Accounting Practices

Accuracy and reliability in the preparation of all business records is of critical importance to the decision making process and to the proper discharge of financial, legal and reporting obligations.  All business records, expense accounts, invoices, bills, payroll and employee records and other reports are to be prepared with care and honesty.  False or misleading entries are not permitted in IMRIS’s books and records.  All of IMRIS’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect IMRIS’ transactions and must comply with applicable legal requirements and the Company’s accounting and internal control procedures.

Business records and communications often become public and employees should avoid exaggeration, derogatory remarks, guesswork or inappropriate characterizations of people and companies that can be misunderstood.  This policy applies equally to email, internal memos and formal reports.  Records should always be retained and destroyed according to the Company’s record retention policies. In accordance with those policies, in the event of litigation or governmental investigation, please consult the Executive Vice President Finance & Administration and Chief Financial Officer.

5.	Maintenance of Assets

All directors, officers and employees have a responsibility to protect IMRIS’s assets against loss, theft, abuse and unauthorized use or disposal.  “IMRIS’s assets” refers to all property whether tangible, intangible or electronic in form, which includes IMRIS’s products, inventory, equipment, office supplies, facilities, vehicles, computers and software, intellectual property, including but not limited to: proprietary information, trade secrets and confidential information.  Unauthorized use or distribution of this information would violate IMRIS’s policy and it also could be illegal and result in civil or criminal penalties.

6.	Confidentiality

During the normal course of business, directors, officers and employees will have access to business and information records of a confidential nature. In some cases, the information may affect the value of IMRIS’s shares or those of another company.  Such confidential business information is not to be disclosed externally or used as a basis for trading in shares.  The obligation to preserve confidential information continues even after employment or directorship terminates.

The confidential material of any such information could include information developed by other employees or information acquired from outside sources, sometimes under obligations of secrecy.  Directors, officers and employees are expected to utilize such information exclusively for business purposes and this information must not be disclosed externally without a confidentiality agreement and/or the prior approval of the Executive Vice President Finance & Administration and Chief Financial Officer.

In cases where information or records are obtained under an agreement with a third party, such as license agreements or technology purchases, employees must ensure that the provisions of such agreements are strictly adhered to so that IMRIS will not be deemed to be in default.  Unauthorized disclosure or use of information or records associated with these agreements could expose the employee involved and/or IMRIS to serious consequences.

7.	Conflict of Interest

Directors, officers and employees should not engage in conduct which is harmful to the Company or its reputation.

All directors, officers and employees have an obligation to be free of conflicting interests, and the perception of conflicting interests, when they represent the Company in business dealings or are making recommendations that could influence the Company’s subsequent actions.

In accordance with all applicable privacy legislation, IMRIS respects the right of employees to privacy in their personal activities and financial affairs.  The prime purpose of this section of the Code is to provide guidance to directors, officers and employees so that they can avoid situations in their personal activities and financial affairs, which are, or may appear to be, in conflict with their responsibility to act in the best interests of IMRIS.

Employees are requested to inform management and bring any potential or actual conflict of interest situation to the attention of the Executive Vice President Finance & Administration and Chief Financial Officer for discussion, review and written approval, if required. Directors and officers including senior officers are requested to bring any potential or actual conflict of interest situation to the attention of the Chair of the Board for discussion, review and written approval, if required.  The Chair will provide a copy of any such approvals to the Executive Vice President Finance & Administration and Chief Financial Officer.  This helps avoid any misunderstanding between the Company and such director or officer.  The Executive Vice President Finance & Administration and Chief Financial Officer and/or Chair of the Board will brief the members of the Board on any and all written approvals at the first meeting of the Board following any such approval.

In general terms, a conflict of interest would exist when an obligation, or situation arising from the personal activities or financial affairs of a director, officer or employee, may adversely influence their judgment in the performance of their duties to IMRIS.  It should be understood that the conflicting interest referred to throughout this section may be direct or indirect.  For example, the interest may be that of the director, officer, employee, a family member, a relative, or a business enterprise in which any of these individuals has an interest, financial or otherwise.  Conflicts of interest may include:

A.
Financial Interests:  a conflict of interest will likely exist when a director, officer or employee who is able to influence business with IMRIS, owns, directly or indirectly, a beneficial interest in an organization which is a competitor of IMRIS, or which has current or prospective business as a supplier, licensors, licensees, customer, or contractor with IMRIS.  A conflict is not likely to exist, however, where the financial interest in question consists of shares, bonds or other securities of a company listed on a securities exchange and where the amount of this interest is less than one percent of the value of the class of security involved.

B.
Outside Work:  a conflict of interest will likely exist when a director, officer or employee, directly or indirectly, acts as a director, officer, employee, consultant, or agent of an organization that is a competitor of IMRIS, or which has current or prospective business as a supplier, licensors, licensees, customer or contractor with IMRIS. Similarly, a conflict of interest may exist when an employee undertakes to engage in an independent business venture or to perform work or services for another business, civic or charitable institution to the extent that the activity involved prevents such employee from devoting the time and effort to the conduct of IMRIS’s business, which the employee’s position requires.

If a director, officer or employee has an agreement with IMRIS with respect to non-competition and/or non-solicitation, such agreement shall govern only to the extent of any conflict between this Code and such agreement.

C.
Gifts or Favours:  a conflict of interest will arise when a director, officer or employee, either directly or indirectly, solicits and/or accepts any gift or favour from an organization which is a competitor of IMRIS, or which has current or prospective business with IMRIS as a customer, supplier, licensors, licensees or contractor.  In such cases, the acceptance or prospect of gifts or favours may tend to limit or give the appearance of limiting the director-, officer- or employee-recipient from acting solely in the best interests of IMRIS in dealings with these organizations.

For this purpose, a “gift” or “favour” includes any gratuitous service, loan, discount, money or article of value.  It does not include loans from financial institutions on customary terms; articles of nominal value normally used for sales promotion purposes; or ordinary business meals or reasonable entertainment consistent with local social or business customs.

D.	Trading with IMRIS: a conflict of interest may exist when a director, officer or employee is directly or indirectly a party to any business transaction with IMRIS.

E.
Misappropriation of Business Opportunities:  a conflict of interest will exist when a director, officer or employee, without the knowledge and consent of IMRIS, appropriates for their own use, or that of another person or organization, the benefit of any business venture, opportunity or potential about which the director, officer or employee may have learned or may have developed during the course of his/her association with IMRIS.

8.	Improper Business Payments

The following are deemed improper business payments and are therefore prohibited:

A.	the offering or accepting of bribes, payoffs or kickbacks made directly or indirectly to obtain an advantage in a commercial transaction or to influence any decision; and

B.	the offering of gifts, gratuities, entertainment or other similar payments, except to the extent customary and reasonable in amount and not in consideration for any improper action by the recipient.

IMRIS and its directors, officers and employees must also comply with the applicable requirements of the United States Foreign Corrupt Practices Act (“FCPA”), which imposes similar prohibitions to those described above.  The FCPA prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business.  Making illegal payments to government officials of any country is strictly prohibited.  The U.S. government also has a number of laws and regulations regarding business gratuities that may be accepted by U.S. government personnel.  The promise, offer or delivery to an official or employee of the U.S. government as a gift, favour or other gratuity in violation of these rules would not only violate IMRIS’s policy, but could also be a criminal offence.  Questions and/or requests for interpretations should be reviewed and all actions pre-approved by our legal counsel responsible for FCPA compliance.

9.	Laws, Statutes and Regulations

IMRIS is required to maintain compliance with various laws, statutes, rules and regulations governing activities in the jurisdictions in which IMRIS carries on business.

This Code does not seek to provide legal guidance for all laws, statutes, rules and regulations that impact on the Company’s activities.  There are, however, several items of legislation that warrant specific mention.  These are listed below along with some general guidelines for compliance.

A.
Health and Safety Laws:  IMRIS is committed to create and maintain healthy and safe workplaces for its people.  Employees are expected to comply with all safety laws, regulations and IMRIS policies (which may not necessarily be a law or regulation).

B.
Human Rights Legislation:  IMRIS does not discriminate on the basis of race, colour, religion, sex, age, ethnic origin or ancestry, sexual orientation, disability, veteran status, marital or family status, political affiliation or any other factors prohibited by federal, state/provincial, or local law.  This policy applies to all terms and conditions of employment including but not limited to hiring, placement, promotion, termination, layoff, transfers, leave of absence, compensation and training.  In addition, IMRIS does not and will not condone any discriminatory conduct of its agents and non-employees who have contact with employees during working hours.

Discrimination will not be tolerated.  Any discrimination should be reported to the Executive Vice President Human Resources or any member of the IMRIS management team.

C.
Competition:  IMRIS is committed to the ideals of free and competitive enterprise. To comply with fair competition laws, IMRIS is required to make its own decisions on the basis of the best interests of IMRIS and must do so independent of agreements and understandings with competitors.  Certain statutes and regulations prohibit certain arrangements or agreements with others regarding product prices, terms of sale, division of markets, allocation of customers and any other practice which restrains competition.

D.
Securities Laws:  All directors, officers or employees must only trade in the shares of IMRIS in strict compliance with applicable securities laws.  They must make themselves aware of matters pertaining to “insider” trading and the use of non-public information.

Any director, officer or employee who possesses material, non-public information may not buy or sell IMRIS securities while such information remains non-public.  These trading prohibitions apply to directors, officers at all levels and employees.  The prohibition on such trading is based on such information potentially providing an unfair advantage to such director, officer or employee.  You should consider information to be material if there is (i) a reasonable prospect that the information would have a significant effect of the market price or value of IMRIS securities, or (ii) a reasonable prospect that an investor would consider the information to be important in arriving at a decision to buy, sell or hold IMRIS securities.  If you have any questions about whether information is material or public, contact the Executive Vice President Finance & Administration and Chief Financial Officer.  In this regard, you must also be familiar with and act in accordance with the Policies.

10.	Amendment, Modification, Waiver and Termination of the Provisions of the Code

IMRIS reserves the right to amend, modify, waive or terminate the rules, guidelines and policies associated with this Code at any time for any reason.

IMRIS will report any changes to this Code to the extent required by applicable regulatory authorities.

Any waiver of any provision of this Code that is granted to any officer or director may only be made by the Board and any waiver of any provision of this Code made to any employee, officer or director will be disclosed in accordance with the regulations set forth by applicable regulatory authorities.

11.	Public Company Reporting and Other Public Communication

As a public company, it is of critical importance that IMRIS’s filings and submissions to securities regulatory authorities and stock exchanges are timely and accurate.  Depending on his or her position with IMRIS, a director, officer or employee may be called upon to provide necessary information to assure that IMRIS’s public reports and documents filed with the securities regulatory authorities and stock exchanges and other public communications by IMRIS are full, fair, accurate, timely and understandable.  IMRIS expects its director, officers and employees to provide prompt, accurate answers to inquiries related to IMRIS’s public disclosure requirements.

All directors, officers and employees must, and must cause IMRIS to comply with the system of disclosure controls and procedures devised, implemented and maintained by IMRIS to provide reasonable assurances that information required to be disclosed by IMRIS in reports that it files or submits under the rules and regulations of the securities regulatory authorities or stock exchanges is properly authorized, executed, recorded, processed and reported.  In this regard, you must also be familiar with and act in accordance with the Company’s Disclosure and Confidentiality Policy.

Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by IMRIS in the reports filed with the securities regulatory authorities or stock exchanges is accumulated and communicated to IMRIS’s management, as appropriate, to allow timely decisions regarding required disclosure.

12.	Administration of the Code

A.	Responsibility for the periodic review and revision of this Code lies with the Audit and Corporate Governance Committee.

B.
Questions concerning the Code should be referred to the Executive Vice President Finance & Administration and Chief Financial Officer at 204-480-7692 or the Executive Vice President Human Resources at 204-480-7681.

C.
Any reports of non-compliance with the Code or concerns relating to ethics and business conduct can be made to IMRIS’s Chair of the Board, Executive Vice President Finance & Administration and Chief Financial Officer, Executive Vice President Human Resources or external legal counsel (LaBarge Weinstein Professional Corporation, Attention: Michael Dunleavy by mail at 515 Legget Drive, Suite 800, Kanata, Ontario K2K 3G4, by fax at 613-599-0018 or by phone at 613-599-9600).